Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

September 2019

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated September 10, 2019, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
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(Registrant)

Date: September 10, 2019	By /s/ J.O. van Klinken
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J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – September 10, 2019

Mike Holliday-Williams to succeed Adrian Grace as CEO of Aegon UK

Aegon today announces that Mike Holliday-Williams (1970, UK) will succeed Adrian Grace (1963, UK) as Chief Executive Officer of Aegon UK. Mike Holliday-Williams will join the company on October 1, 2019. Adrian Grace will retire following ten years with the company.

“I am pleased to announce the appointment of Mike Holliday-Williams as the successor of Adrian Grace”, Aegon CEO Alex Wynaendts said. “Mike’s appointment signals Aegon’s continuing commitment to build on the strong foundation of our UK business. Mike brings extensive experience in the financial industry and a strong track record in focusing on customer solutions. I look forward to working with him.”

“We would like to thank Adrian for having successfully modernized, transformed and repositioned our UK business. Under his leadership, our UK business has grown from GBP 40 billion of unit-linked pensions in 2009, to today where we oversee GBP 175 billion of pension and investment assets. We have repositioned Aegon to be the leader in the market of investment trading platforms and the company is now well positioned for further growth. We wish Adrian well in his deserved retirement.”

Mike Holliday-Williams commented: “I am delighted to be joining Aegon at this pivotal time in our industry. I look forward to working with advisers to develop new solutions to enhance their relationships with their clients.”

It is the intention to appoint Mike Holliday-Williams to Aegon’s Management Board. His appointment as member of the Management Board and CEO of Aegon UK is subject to regulatory approvals. Adrian Grace will retire from the company on March 31, 2020.

About Aegon

Aegon’s roots go back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts

Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com